

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Anil Mathews
Chief Executive Officer
Near Intelligence, Inc.
100 W Walnut St., Suite A-4
Pasadena, CA 91124

>   **Re: Near Intelligence, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 10, 2023**
>   **File No. 333-271795**

Dear Anil Mathews:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 filed May 10, 2023</u>

<u>Cover Page</u>

1.   We note your disclosure that the Sponsor paid $1.00 per Private Placement Warrant. For each of the additional securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2.   We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Revise your cover page to disclose the percentage that the shares you are registering currently represent of the total number of your shares outstanding. Address the fact that you are engaged in multiple securities offerings on separate registration statements and quantify how this will impact your public float. It also appears that some or most of the shares being registered for resale were

purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Risk Factors, page 9

3. Please add risk factor disclosure that discusses how you are engaged in multiple offerings of your securities and address how this may impact the market price of your securities. To provide context, disclose the total number of securities being offered.

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase prices of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

5. Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

Liquidity and Capital Resources, page 56

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the Business Combination. Your discussion should reflect the fact that the extent of the redemptions prior to the consummation of the Business Combination reduced the gross proceeds available to the company from the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7. Please also revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

<u>Transactions Involving the Selling Securityholders, page 117</u>

8. You indicate in your description of the BTIG Letter Agreement that KludeIn's management determined to allocate 50% of the deferred underwriting commission under the underwriting agreement to CF&CO (or its affiliates) for serving as a financial advisor that assisted KludeIn in consummating the Business Combination. Please disclose when this deferred underwriting commission was paid to CF&CO and whether it was paid in cash or shares.

<u>Item 15. Recent Sales of Unregistered Securities., page II-2</u>

9. Please disclose the exemption from registration claimed for each of the company's recent sales of unregistered securities.

<u>General</u>

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rosebud Nau, Esq.